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                                    Exhibit 2

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                                                                      EXHIBIT #2

[DURBAN ROODEPOORT DEEP LOGO]

                             DURBAN ROODEPOORT DEEP

                                  NEWS RELEASE

                                                                 24 OCTOBER 2002

                                                                      149/-2-JMD

EMBARGO: NOT FOR RELEASE BEFORE 12:00 (SA TIME)

92% INCREASE IN  HEADLINE EARNINGS

                     UNHEDGED DRD HEADS FOR "ORGANIC" GROWTH

In its first full quarter as an unhedged gold producer, Durban Roodepoort Deep, Limited (DRD) recorded a 92% increase in headline earnings to R82.1 million (a 47% increase in US$ terms to $7.8 million) for the quarter ended 30 September 2002, Chairman and CEO Mark Wellesley-Wood announced today (Thursday, 24 October
2002).

With proposed capital spending for the new financial year of US$15 million (R152 million), Wellesley-Wood said, DRD had established a special inter-disciplinary project team to accelerate the company's organic growth.

While DRD's attributable gold production decreased by 8% due to the conclusion of the sale of a 60% interest in Crown Gold Recoveries (CGR) to Khumo Bathong Holdings (KBH), a pro-forma restatement of the previous quarter's results to reflect the sale shows an increase in gold production from 226,913 ounces (7,058 kilograms) to 228,271 ounces (7,100 kilograms).

The gold price received improved significantly from US$284 per ounce (R93,874 per kilogram) to US$315 ((R105,586 per kilogram), mainly as a result of all production being unhedged, Wellesley-Wood said.

Cash operating profit increased by 16% to R118.0 million, despite the exclusion of CGR's operating profit, DRD's 40% of which is now accounted for on an equity basis. On a pro-forma basis, cash operating profit rose by 41% to R118.0 million (23% in US$ terms to $11.2 million).

The DRD Group recorded its profit of US$8.1 million (R82.6 million) from the sale of 60% of CGR to KBH as an exceptional item.

Cash operating costs remain a concern in the current inflationary environment, Wellesley-Wood said. On an attributable basis, operating unit costs increased by 9% to $247 per ounce (R82,

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878 per kilogram), due mainly to the annual wage increases, the roll-up towards the minimum wage at Blyvoor and Buffels, and the impact of the Eskom winter tariff on the full quarter.

Further initiatives have been undertaken to control costs, including a complaint to the Competition Commission relating to the steel supply monopoly in South Africa, he said.

-    BLYVOOR, HARTIES

     Tonnages at both Blyvoor and Harties continued to increase as a result of the company's opening-up programmes underground but as a result of lower pay limits, grades fell slightly.

-    CROWN

     Crown had a record quarter, with production up 10%

-    TOLUKUMA

     At Tolukuma, the new access road to the Kunda deposit is close to completion but underground development has been hampered by water problems.

Wellesley-Wood welcomed the clarity provided by the recently promulgated Mineral and Petroleum Resources Development Act and the associated Mining Charter. DRD's transactions with KBH - the most recent of which was 40% owned CGR's acquisition of East Rand Proprietary Mines Limited for R90 million (US$8.6 million) - already put the company within easy striking distance of the black empowerment ownership target set by the Charter, he said.


QUERIES:    James Duncan, Russell & Associates
            27 11 880-3924 (o)
            27 82 892-8052 (cell)

            Janice Dempsey, Russell & Associates
            27 11 880-3924 (o)
            27 82 376-2327 (cell)

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